GROUP

RECEIVED

2008 MAY -7 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08002385

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 05 May 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
MAY 12 2008
THOMSON REUTERS

Enclosures

02 May 2008	Press release Hypo Real Estate Capital Corporation closes $126 million loan for the acquisition of Ygnacio Center in Walnut Creek, California
05 May 2008	Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

RECEIVED
2008 MAY -7 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $126 million loan for the acquisition of Ygnacio Center in Walnut Creek, California

Munich/New York, 2 May 2008: Hypo Real Estate Capital Corporation (HRECC), a member of Hypo Real Estate Group, today announced that it closed a $126 million loan for the acquisition of Ygnacio Center in Walnut Creek, California. The transaction closed on March 26, 2008.

The sponsor of this deal is Legacy Partners Realty Fund III, LLC. This is the first time Hypo Real Estate Capital Corporation has worked with Legacy Partners.

Ygnacio Center is located at the high-profile intersection of Ygnacio Valley Road and Northern California Boulevard in downtown Walnut Creek, approximately 25 miles outside of San Francisco. The subject property is a four-building office complex adjacent to the Walnut Creek BART (Bay Area Rapid Transit) station. It consists of three mid-rise Class A office buildings, a two-story "annex" structure, and parking structure. The property was developed in three phases over a period of 30-years. The property's on-site amenities include a 23,000 square-foot 24-hour fitness center, Starbucks and two cafés. Ygnacio Center is currently 89% leased.

"We are excited to welcome Legacy Partners as a new client. Legacy Partners know this market very well and plan to capitalize on the asset's prime location and the lack of new development in this submarket while improving the quality of the asset," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "We believe this is the perfect transaction for our balance sheet based on the opportunity to create value over the loan term. We are extremely pleased to present Legacy Partners

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

with our flexible, floating rate-financing that will facilitate the execution of their business plan."

Dana Valenti, Director at Hypo Real Estate Capital Corporation said, "Historically, Walnut Creek has been a more stable submarket than the overall San Francisco and East Bay markets, which have experienced peaks and valleys in occupancy. Due to the limited development opportunities in Walnut Creek and its close proximity to the BART and downtown San Francisco, we believe that this property is better able to withstand any potential downturn in the national economy."

<u>Notes to editors:</u>

About the client

Legacy Partners Realty Fund III, LLC
Legacy Partners Commercial, Inc. is a privately held real estate company operating throughout the western United States. Since 1972, the company has acquired, developed and managed 126 million square feet of commercial property at a cost of $10.1 billion, and currently owns a 16.5 million square foot portfolio valued at $4.1 billion. In 2008-2009, Legacy will also develop over 2.65 million square feet of commercial real estate at a cost of $850 million. Legacy's primary focus is on office, R&D and industrial properties in select, growth-oriented markets, with investment activities funded through fully discretionary co-mingled funds that are managed through its Investment Management Services. The company is a vertically integrated real estate operating company providing property management, leasing, construction, architectural, development, disposition and financing services. Legacy Partners is headquartered in Foster City, California and has regional offices in San Francisco, San Jose, Los Angeles, Long Beach, Irvine, San Diego, Denver and Seattle.

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:
Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Shareholding Disclosures

05.05.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

On May 02, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have fallen below the 3% limit of the Voting Rights on April 25, 2008 and now amount to 2.24% (this corresponds to 4497654 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.14% of the Voting Rights (this corresponds to 284059 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END